OTE SA - 99 Kifisias Ave, 15124 Maroussi, Athens  Greece
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     OTE Announces the Results of its 2007 Bond Exchange Offer

Athens, November 8, 2005- Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced that its 100% owned subsidiary, OTE Plc has successfully completed the Exchange Offer launched on 25 October 2005. OTE Plc had offered to exchange its Euro 1,100,000,000 6.125% Guaranteed Notes due 2007 (the "Existing Notes") into new Euro denominated Fixed Rate Guaranteed Notes (the "New Notes") maturing 11 November 2011. The purpose of the Exchange Offer was to give OTE greater financing flexibility by extending its debt maturity profile.

Euro  608,366,000  in  principal  amount  of  Existing  Notes  was submitted by bondholders into the Exchange Offer. Given the Exchange Ratio of 1.0455, Euro 636,056,000 in principal amount of New Notes will be issued via the Exchange Offer. The New Notes were priced to yield 3.829% and will pay an annual coupon of 3.750%. OTE will issue a further Euro 13,944,000 of Additional Notes to create a total new issue size of Euro 650,000,000.

The New Notes will be issued by OTE plc and will be fully and unconditionally guaranteed by Hellenic Telecommunications Organization S.A. under its Euro 3,500,000,000 Global Medium Term Note Programme. An application has been made for the New Notes to be listed on the Luxembourg Stock Exchange. Settlement is expected to occur on 11 November 2005.

Credit Suisse First Boston (Europe) Limited and Deutsche Bank AG, London Branch acted as Dealer Managers for this transaction. Alpha Bank AE, EFG Eurobank Ergasias and NBG International were Co-Dealer Managers. The Bank of New York acted as Exchange Agent and The Bank of New York Luxembourg S.A. as Luxembourg Exchange Agent.

About OTE
OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:
OTE:     Dimitris Tzelepis- Head of Investor Relations, Tel: +30
210 611 1574
         email: dtzelepis@ote.gr

          Nikos  Kallianis - Senior Financial Analyst,  Investor
Relations Tel: +30 210 611 8167;
         email: nkallianis@ote.gr

          Daria  Kozanoglou  - Communications Officer,  Investor
Relations Tel: +30 210 611 1121;
         email: nkozanoglou@ote.gr

          Marilli Diamanti - Investor Relations Coordinator Tel:
+ 30 210 6115070
         email : mdiamant@ote.gr

Cubitt Consulting: +44 20 7367 5100 (London); +1 212 279 3115 (New
York)

Forward-looking statement
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2004 filed with the SEC on June 30, 2005. OTE assumes no obligation to update information in this release.